UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
X	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ________________ to ______________

Commission File Number 001-14273

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CORE LABORATORIES PROFIT SHARING AND RETIREMENT PLAN
6316 Windfern Road
Houston, Texas 77040

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Core Laboratories N.V.
Herengracht 424
1017 BZ Amsterdam
The Netherlands

REQUIRED INFORMATION

The Core Laboratories Profit Sharing and Retirement Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974, also known as ERISA.

ITEM 4. As permitted by the U.S. Securities and Exchange Commission Rules, Items 1, 2, and 3 of this Annual Report on Form 11-K have been omitted, and the following financial statements of the Plan, notes to such financial statements, and the Report of Independent Registered Public Accounting Firm on such financial statements are being filed in this Report in accordance with ERISA reporting requirements:

(a)	Report of Independent Registered Public Accounting Firm

(b)	Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011

(c)	Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2012

(d)	Notes to Financial Statements as of December 31, 2012 and 2011

(e)	Schedule H, Line 4i - Schedule of Assets (Held at End of Year), as of December 31, 2012

The Independent Registered Public Accounting Firm's Consent to the incorporation by reference of these financial statements in the Registration Statement on Form S-8 (No. 333-73772, 333-73774), which pertains to the Core Laboratories Profit Sharing and Retirement Plan, is being filed as Exhibit 23.1 to this Annual Report on Form 11-K.

CORE LABORATORIES
PROFIT SHARING AND RETIREMENT PLAN
DECEMBER 31, 2012 and 2011

INDEX TO FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

Page

Report of Independent Registered Public Accounting Firm - Ham, Langston & Brezina, L.L.P.	1

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended
December 31, 2012	3

Notes to Financial Statements	4

Supplemental Schedule:*

Schedule of Assets (Held at End of Year) as of December 31, 2012	13

Signature	14

Index to Exhibits:
Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm - Ham, Langston & Brezina, L.L.P.	16

* All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because the schedules are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of Core Laboratories Profit Sharing and Retirement Plan:

We have audited the accompanying Statements of Net Assets Available for Benefits of the Core Laboratories Profit Sharing and Retirement Plan (the "Plan") as of December 31, 2012 and 2011 and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011 and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Ham, Langston & Brezina, L.L.P.

Houston, Texas
June 21, 2013

CORE LABORATORIES
PROFIT SHARING AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS

Investments, at fair value:
Life insurance contract	$63,658	$62,912
Group annuity contract	40,436,847	34,095,786
Core Laboratories N.V. common stock	52,434,234	61,824,304
Mutual funds	75,103,563	65,379,480

Total investments, at fair value	168,038,302	161,362,482

Receivables:
Participant contributions	279,163	307,047
Employer contributions	2,032,185	1,613,729
Notes receivable from Participants	3,044,505	2,859,463
Other	48,899	70,006

Total receivables	5,404,752	4,850,245

Total assets	173,443,054	166,212,727

LIABILITIES
Other payables	14,000	13,000

Total liabilities	14,000	13,000

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	$173,429,054	$166,199,727

The accompanying notes are an integral part of these financial statements.

CORE LABORATORIES
PROFIT SHARING AND RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2012

Additions to net assets attributed to:
Investment income:
Interest and dividend income	$2,607,341
Net appreciation in fair value of investments	7,159,485

Total investment income, net	9,766,826

Contributions:
Participant	7,068,021
Employer	4,950,675
Participant rollovers	209,035

Total contributions	12,227,731

Interest income on notes receivable from Participants	133,882

Total additions	22,128,439

Deductions from net assets attributed to:
Withdrawals and retirement benefits	14,838,371
Administrative expenses	60,741

Total deductions	14,899,112

Net increase in net assets available for benefits:	7,229,327

Net assets available for benefits, beginning of year	166,199,727

Net assets available for benefits, end of year	$173,429,054

The accompanying notes are an integral part of these financial statements.

CORE LABORATORIES
PROFIT SHARING AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

1.	SUMMARY OF SIGNIFICANT PLAN PROVISIONS

The Core Laboratories Profit Sharing and Retirement Plan (the "Plan" or "Core Lab Plan") is sponsored by an entity (the "Company") wholly owned by Core Laboratories N.V. and was established through its predecessor entity, Core Laboratories, Inc. effective October 1, 1994. The following brief description of the Plan provides only general information. Participants should refer to the Summary Plan Description or Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and the Internal Revenue Code (the "Code").

Plan Amendments

There were no Plan amendments in 2012.

Plan Administrator and Trustee

An administrative committee appointed by the Company is the Plan Administrator as defined under ERISA. Prudential Retirement Insurance and Annuity Company (the "Record-keeper”) and Prudential Bank and Trust FSB (the “Trustee”) have been contracted to serve as the record-keeper and the trustee of the Plan, respectively. The Trustee was the custodian of the mutual fund investments.

Eligibility

Substantially all of the Company's employees are eligible to participate in the Plan. For full-time eligible employees working 40 hours per week, participation may commence upon the later of the eligible employee's date of hire or the date on which such employee attains the age of 21. However, part-time employees must satisfy a service requirement of 1,000 hours of service during a Plan year before becoming eligible to participate.

Contributions

The Plan allows each participant to make pre-tax contributions or after tax Roth contributions of up to 60% of his or her compensation, as defined by the Plan, up to the statutory limit of $17,000 for 2012 and $16,500 for 2011. The Plan also allows participants who attained age 50 before the close of the Plan year to contribute an additional "catch-up" contribution in the amount of $5,500 as permitted under the Code. The Company may, in its discretion, make matching contributions equal to a designated percentage of each participant's pre-tax contributions, up to a maximum of a designated percentage of the participant's compensation. In addition, the Company may, in its discretion, make an additional discretionary contribution for a Plan year with respect to each participant who has completed one year of service (as defined by the Plan) and is employed by the Company on the last day of such Plan year. During the years ended December 31, 2012 and 2011, the Company made matching contributions in accordance with the Plan provisions up to a maximum of 4% of the participants' compensation totaling $3,038,189 and $2,364,669, respectively. In addition, the Company made discretionary contributions for 2012 and 2011 Plan years equal to 2% of the base compensation of the participants eligible to share in the contribution totaling $1,912,486 and $1,462,669, respectively. Such discretionary contribution was allocated to those eligible participants based upon a formula which included the participants' compensation and weighted average years of service in accordance with the terms of the Plan document.

The application of certain rules and restrictions under the Code may require that a portion of the contributions from certain highly compensated employees, as well as a portion of the corresponding Company matching contributions, be refunded in order to comply with the Code.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's matching contributions, allocations of any additional discretionary Company contribution, Plan earnings, and charged with an allocation of administrative expenses. Allocations are generally based on participant earnings or account balances, as applicable, in accordance with the terms of the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Vesting

Participants are fully vested in their contributions and related earnings or losses. Participants vest in Company matching and discretionary contributions and the related investment earnings or losses at the rate of 20% for each completed year of service, as defined by the Plan. A participant becomes fully vested in Company contributions and related earnings/losses if such participant, while employed by the Company, becomes totally and permanently disabled, upon death, or attains normal retirement age of 65, as defined by the Plan document.

Investment Program

Participants may direct the investment of their contributions, the Company's matching and any additional discretionary contributions in any of 16 mutual funds, one group annuity contract and Company Common Stock. The Plan's life insurance holdings were not available during the years ended December 31, 2012 and 2011 as a participant investment option.

Contributions may be invested in one fund or divided among two or more funds. Participants may transfer some or all of the balances out of any fund into one or any combination of the other funds on a daily basis with some restrictions. Participants can also choose from four Asset Allocation Models: Conservative Model; Moderate Model; Moderate Aggressive Model or Aggressive Model, each of which represents a designated blend of the available mutual funds. Participants who select one of the Asset Allocation Models can also choose to invest a portion of their account balances in Company Common Stock. For Insiders, as defined by the U.S. Securities and Exchange Commission, transfers into or out of Company Common Stock are limited to certain trading windows.

Administrative Expenses

The Plan pays substantially all administrative expenses. For the year ended December 31, 2012, expenses were comprised of approximately $7,000 for record-keeper fees, $34,000 for attorney fees, $13,000 for audit fees and $5,000 for other services.

Notes Receivable from Participants

The Plan permits participants to borrow a minimum of $1,000 and up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balances in the Plan. Notes receivable bore interest ranging from 4.25% to 9.13% for each of the years ended December 31, 2012 and 2011, respectively. Notes receivable are repaid through payroll deductions over a period not to exceed five years and are collateralized by the vested balance in the participant's account and are calculated on a fully amortized basis.

Payment of Benefits and Forfeitures

Upon termination of employment, death, disability, or retirement, a participant, or the participant's estate in the case of death, may elect to receive a distribution equal to the participant's vested interest in his or her Plan account balance. A participant may elect an in-kind distribution of the portion of his or her vested account balance that is invested in Company Common Stock.

A participant may make an in-service withdrawal from his or her vested account balance at age 59 1/2 or later. Subject to satisfying the applicable requirements of the Code, a participant also may make an in-service withdrawal from his or her pre-tax contributions in the event of financial hardship, although such participant will be suspended from making additional pre-tax contributions to the Plan for a period of six months. A participant can withdraw his or her rollover contributions, if any, from the Plan without being suspended from making additional pre-tax contributions to the Plan.

Prior to age 59 1/2, a participant may elect an in-service distribution of an amount not exceeding the then value of the Participant's Vested Interest in the Participant's Employer Contributions, subject to the following limitations: (a) the Participant must have been a Participant in the Plan for at least five (5) years; and (b) the amount available for such in-service distribution must be an Eligible Rollover Distribution.

Upon a participant's termination of employment, any unvested Company contributions and the related investment earnings or losses will be forfeited. Subject to certain conditions, a participant who returns to employment within five years from his or her previous termination date is entitled to have his or her forfeited account balance restored. Forfeitures, net of amounts restored, are used to reduce future Company contributions under the Plan or to pay Plan expenses. During the year ended December 31, 2012, forfeitures of $148,405 were used to reduce Company contributions. Forfeitures of $37,492 and $5,715 were available to reduce future Company contributions or to pay Plan expenses, at December 31, 2012 and 2011, respectively.

Priorities Upon Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and the net assets of the Plan will be allocated and distributed among the participants and beneficiaries of the Plan in accordance with ERISA and the terms of the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation

Company Common Stock and mutual fund securities are valued at fair value. Company Common Stock values are based on their quoted market prices. Investments in shares of mutual funds are valued using quoted market prices which represent the net asset values of shares held by the Plan at year-end. The Plan's interest in the group annuity contract is valued based on the information provided by the issuer and is carried at the contract value which approximates fair value. Investments in life insurance policies are recorded at the cash surrender value of the life insurance policies, as determined by the issuer of the insurance policy, which approximates fair value.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

Investment Income

Investment income includes the net appreciation or depreciation in the fair value of the Plan's fair value investments, consisting of realized and unrealized gains and losses. Dividend and interest income from investments are recorded as earned and allocated to participants based upon their proportionate share of assets in each investment fund.

Use of Estimates

The preparation of financial statements in accordance with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of assets and liabilities at the date of the financial statements and the reported amount of net assets available for benefits and changes therein.

We evaluate our estimates on an ongoing basis and utilize our historical experience, as well as various other assumptions that we believe are reasonable in a given circumstance, in order to make these estimates. Actual results could differ from our estimates, as assumptions and conditions change.

Benefit Payments

Benefits are recorded when paid.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update ("ASU”) 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRSs”). ASU 2011-04 amended ASC 820 to converge the fair value measurement guidance in US GAAP and IFRSs. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures (although certain of these new disclosures will not be required for nonpublic entities). The amendments were applied prospectively and were effective for the Plan year beginning January 1, 2012. We have adopted this pronouncement as of January 1, 2012 and it did not have a material effect on the Plan's financial statements.

In April 2013, the FASB issued ASU 2013-07, Liquidation Basis of Accounting. ASU 2013-07 addresses when it is appropriate to apply, or how to apply, liquidation basis of accounting. ASU 2013-07 is effective for entities that determine liquidation is imminent during annual reporting periods beginning after December 31, 2013. We do not expect this pronouncement to have a material effect on the Plan's financial statements.

3. INVESTMENTS

The following table presents investments that individually represent five percent or more of the Plan's net assets available for benefits as of December 31, 2012 and 2011.

	2012	2011

Core Laboratories N.V. Common Stock	$52,434,234	$61,824,304
Prudential Guaranteed Income Fund	40,436,847	34,095,786
EuroPacific Growth Fund - Class A	13,602,413	11,985,560
Washington Mutual Investors Fund - Class A	12,093,631	11,339,861
The Growth Fund of America - Class A	11,528,925	9,737,532
Investments less than 5% of the Plan's net assets	37,942,252	32,379,439

Total investments	$168,038,302	$161,362,482

During the year ended December 31, 2012, the Plan's investments (including realized gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as follows:

Registered investment companies (mutual funds)	$9,645,990
Core Laboratories N.V. Common Stock	(2,486,505)

Net appreciation in fair value of investments	$7,159,485

4.	FAIR VALUE MEASUREMENTS

In determining fair value, the Plan generally applies the market approach, which uses prices and other relevant data based on market transactions involving identical or comparable assets and liabilities. The degree of judgment used to measure fair value generally correlates to the type of pricing and other data used as inputs, or assumptions, in the valuation process. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan's own market assumptions using the best information available. Based on the type of inputs used to measure the fair value of the Plan's financial instruments, the Plan classifies them into the following three-level hierarchy:

•	Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

•
Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1 and it includes valuation techniques which use prices for similar assets and liabilities in active or inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 includes unobservable inputs which reflect the Plan's estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The asset's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. There have been no changes in the methodologies used at December 31, 2012 and 2011.

The following is a description of the valuation methods used for assets measured at fair value at December 31, 2012 and 2011.

Registered Investment Companies (mutual funds): The fair value of these funds is based on the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily net assets value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common stock: The fair value of this security is based on observable market quotations in an active market and is priced on a daily basis at the close of business.

Group annuity contract: The fair value of the contract is based on the principal invested and earnings at the contractual guaranteed interest rate.

Life insurance contracts: The fair value of these contracts is based on the cash surrender value of the contracts.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets measured at fair value on a recurring basis as of December 31, 2012 and 2011:

		Fair Value Measurement at December 31, 2012
	Total	Level 1	Level 2	Level 3
Assets:
Mutual funds:
Index Funds	$7,157,756	$7,157,756	$—	$—
Balanced Funds	14,440,946	14,440,946	—	—
Growth Funds	46,089,087	46,089,087	—	—
Fixed Income Funds	7,415,774	7,415,774	—	—
	75,103,563	75,103,563	—	—

Company Common Stock	52,434,234	52,434,234	—	—
Group annuity contract	40,436,847	—	40,436,847	—
Life insurance contract	63,658	—	—	63,658
Total	$168,038,302	$127,537,797	$40,436,847	$63,658

		Fair Value Measurement at December 31, 2011
	Total	Level 1	Level 2	Level 3
Assets:
Mutual funds:
Index Funds	$5,822,171	$5,822,171	$—	$—
Balanced Funds	13,616,426	13,616,426	—	—
Growth Funds	39,932,619	39,932,619	—	—
Fixed Income Funds	6,008,264	6,008,264	—	—
	65,379,480	65,379,480	—	—

Company Common Stock	61,824,304	61,824,304	—	—
Group annuity contract	34,095,786	—	34,095,786	—
Life insurance contract	62,912	—	—	62,912
Total	$161,362,482	$127,203,784	$34,095,786	$62,912

The following tables present the changes in fair value of the Plan's Level 3 investment assets for the years ended December 31, 2012 and 2011:

Life Insurance Contract
Balance at January 1, 2011	$59,916
Interest and dividends on investments	2,996
Interest on notes receivable from Participants	—
Purchases	—
Sales	—
Balance at December 31, 2011	$62,912

Life Insurance Contract
Balance at January 1, 2012	$62,912
Interest and dividends on investments	2,197
Interest on notes receivable from Participants	—
Purchases	—
Sales	(1,451)
Balance at December 31, 2012	$63,658

During the year ended December 31, 2012, the Company determined through additional analysis of the inputs related to the fair value measurements of its Guaranteed Annuity Contract, that the inputs were observable as they were based on published crediting rates by the investment issuer.  As a result of this additional analysis, the Guaranteed Annuity Contract has been reflected as a level II investment for the years ended December 31, 2012 and 2011.

Group Annuity Contract

The Plan invests in a benefit responsive group annuity contract with Prudential Retirement Insurance and Annuity Company ("PRIAC"). The fund invests in a group annuity insurance contract with PRIAC with the purpose to fund the guaranteed benefits for the Plan.

The group annuity contract is fully benefit-responsive, therefore contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the Plan. Contract value, which estimates fair value, as reported to the Plan by PRIAC, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

The concept of a value other than contract value does not apply to this insurance company issued general account backed evergreen (no maturity date) group annuity spread product. Upon a discontinuance of the contract, contract value would be paid no later than 90 days from the date notice of discontinuance is provided. This contract's operation does not have provisions to contract at a value other than contract value. The fund is not backed by specific securities but instead backed by PRIAC's general account. As a result of the contract terms, contract value approximates fair value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 1.50%. The crediting interest rate for the year ended December 31, 2012 was 2.35%. A single crediting rate is applied to all contributions made to the fund regardless of the timing of those contributions. Such interest rates are reviewed on a semi-annual basis. The average yield for the year ended December 31, 2012 was 2.35%.

5.	RISKS AND UNCERTAINTIES

The Plan provides for various investments in mutual funds, a group annuity contract and Company Common Stock. Investment securities, in general, are exposed to various risks, such as interest rate, foreign exchange, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and the amounts reported in participant accounts.

6.	FEDERAL INCOME TAX STATUS

The Plan received a favorable determination letter dated May 11, 2012, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code.

7.	PARTY-IN-INTEREST TRANSACTIONS

The Plan provides for investment in shares of Company Common Stock and the Plan allows participants to borrow from their vested balances. These transactions qualify as party-in-interest transactions. These transactions are exempt from the ERISA prohibited transaction rules; consequently, these transactions are permitted.

SUPPLEMENTAL SCHEDULE

Form 5500, SCHEDULE H, line 4i

CORE LABORATORIES
PROFIT SHARING AND RETIREMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

Plan Number: 001
EIN: 76-0446294

(a)	(b) Identity of Issuer, Borrower, Lessor or Other Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	*** (e) Current Value

*	Core Laboratories N.V.	Company Common Stock	$52,434,234	**
*	Prudential Retirement	Group Annuity Contract with a minimum crediting rate of 1.5%	40,436,847	**
	American Funds	Mutual Fund - EuroPacific Growth Fund - Class A	13,602,413	**
	American Funds	Mutual Fund - Washington Mutual Investors Fund - Class A	12,093,631	**
	American Funds	Mutual Fund - The Growth Fund of America - Class A	11,528,925	**
	Lord Abbett & Company	Mutual Fund - Lord Abbett Developing Growth Fund - Class A	7,706,759
	PIMCO Funds	Mutual Fund - PIMCO Total Return Fund Class A	7,415,774
	RidgeWorth Investments	Mutual Fund - RidgeWorth Mid-Cap Value Equity Fund	7,148,259
	The Vanguard Group	Mutual Fund - Vanguard 500 Index Fund	6,607,424
	Lazard Funds	Mutual Fund - Lazard Emerging Markets	3,368,572
*	Participant Notes Receivable	Interest rates ranging from 4.25% to 9.13% with varying maturity dates	3,044,505
	Invesco AIM	Mutual Fund - AIM International Small Company Fund - Class A	2,409,181
	Cohen & Steers Funds	Mutual Fund - Cohen & Steers Realty Shares	2,347,315
	The Vanguard Group	Mutual Fund - Vanguard Total Stock Market Index	252,875
	Goldman Sachs	Mutual Fund - Goldman Sachs Growth Opportunities Fund	205,985
	Victory Capital Management	Mutual Fund - Victory Small Company Opportunity Fund	118,993
	The Vanguard Group	Mutual Fund - Vanguard Small Cap Stock Index	112,648
	The Vanguard Group	Mutual Fund - Vanguard Mid Capitalization Index	103,725
	The Vanguard Group	Mutual Fund - Vanguard Total International Stock Index	81,084
	Conseco Life Insurance Company	Life Insurance Policies - Cash surrender value	63,658
			$171,082,807

*    Represents a party-in-interest transaction.
**    Represents investments individually comprising at least 5% of net assets available for benefits.
***    Cost information is not presented because all investments are participant directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CORE LABORATORIES
PROFIT SHARING AND RETIREMENT PLAN

	By:	Administrative Committee of the
Core Laboratories Profit Sharing and
Retirement Plan

Date: June 21, 2013	By:	/s/ Richard L. Bergmark
Richard L. Bergmark
Administrative Committee Member,
Core Laboratories Profit Sharing and
Retirement Plan

INDEX TO EXHIBITS

Exhibit
Number	Description

23.1	Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm - Ham, Langston & Brezina L.L.P.

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-73772, 333-73774) of Core Laboratories N.V. of our report dated June 21, 2013 relating to the financial statements of Core Laboratories Profit Sharing and Retirement Plan, which appears in this Form 11-K.

/s/ Ham, Langston & Brezina, L.L.P.

Houston, Texas
June 21, 2013